082-03430

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09047099

SUPPL

TIOMIN RESOURCES INC.

News Release (TSX: TIO)

RECEIVED

2009 OCT -8 P 1:2

TIOMIN CLOSES FREEGOLD DEBT CONVERSION TRANSACTION

And updates status of Jinchuan's proposed investment in Tiomin Kenya

TORONTO – October 1, 2009: Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) today announced the closing of the Freegold Ventures Limited ('Freegold') (TSX: ITF) transaction to increase its interest to 19.99% equity interest in Freegold, a promising gold exploration company with properties in Alaska, by converting approximately 66% of the US$2,329,000 or Can$2,543,303.21 bridge loan at August 31, 2009, including accrued interest and fees, owed by Freegold to Tiomin into 16,714,773 common shares of Freegold converted at $0.09 per common share to hold a total of 17,324,773 common shares. Tiomin has also agreed to the cancellation of all the warrants currently held by the Company.

In addition, Freegold transferred to Tiomin 1,000,000 of the 5,000,000 million common shares of Western Standard Metals Limited ('Western Standard') (TSXV: WSM) Freegold received as part of its sale of the Almaden Gold project to Western Standard. The Western Standard share transfer was at a deemed price of $0.184 per common share.

On Wednesday September 30, 2009, Freegold closed at $0.13 per share and Western Standard closed at $0.37 per share, resulting in the valuation of Tiomin's holdings of Can$2,252,220 and Can$370,000 respectively.

The remaining debt of approximately US$783,000 or C$854,973.63 at August 31, 2009 owed by Freegold to Tiomin will continue to be secured under the existing security agreements. Tiomin, as part of the transaction, nominated Mr. Bruce Ramsden, Vice President Finance and CFO, as a director of Freegold. More details regarding Freegold's projects, including its 93% owned Golden Summit gold project outside Fairbanks, Alaska, are available on its website, www.freegoldventures.com, and in its public disclosures filed on SEDAR at www.sedar.com.

Update re Jinchuan's proposed US$25 million investment for 70% of Tiomin Kenya Limited:

Tiomin will hold a Special Meeting of Shareholders on Thursday, October 29th, 2009 to obtain shareholder approval of the sale of a 70% equity interest in Tiomin Kenya Limited ('Tiomin Kenya') in exchange for US$25 million and a commitment to finance, build and operate the Kwale Mineral Sands project in accordance with the Investment Agreement as described in the Information Circular, which will be mailed on October 2, 2009 to shareholders of record on September 28th. The Company is diligently working to satisfy the Investment Agreement closing conditions, most of which are routine administrative items. The most significant condition outstanding remains the Government of Kenya 'comfort letter' to Jinchuan Group Limited ('Jinchuan').

Mr. Bruce Ramsden, Vice President Finance and CFO of Tiomin, commented "As a result of the numerous delays experienced by the project to date, Jinchuan requested the 'comfort letter' from the Government of Kenya to clearly demonstrate the Government's commitment to support the project in accordance with the existing agreements with Tiomin Kenya. It is imperative that the

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Government urgently issues the comfort letter to Jinchuan to affirm the Government's support of the Kwale Mineral Sands project and avoid further costly delays."

About Tiomin Resources Inc.

Tiomin is a mining company traded on The Toronto Stock Exchange with a focus on the exploration and development of base metals, precious metals, and titanium mineral sands projects. Tiomin has significant funds available for its projects, a strong management team, and a very experienced board. Tiomin's strategy is clear: to create long term value by realizing a return on the Company's current projects as well as seeking an accretive transaction that marries Tiomin's cash with producing or near-producing assets.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

Bruce Ramsden, VP Finance and Chief Financial Officer
E-Mail:bramsden@tiomin.com
Phone: 416-350-3779, ext 232

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of mineral sands, copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.